Exhibit 99.1

ZK INTERNATIONAL GROUP CO., LTD.

C/O Zhejiang Zhengkang Industrial Co. Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

PROXY STATEMENT AND NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of	August 18, 2022
ZK International Group Co., Ltd.	Wenzhou, China

To our shareholders:

It is my pleasure to invite you to our 2022 Annual Meeting of Shareholders on September 26, 2022, at 10:00 A.M., Beijing Time (September 25, 2022, at 10:00 P.M., Eastern Time). The meeting will be held at one of our executive offices at No. 167 Luodongbei Road, Longlian Building No. 3, 7th Floor, Wenzhou, Zhejiang Province, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Jiancong Huang
Jiancong Huang
Chief Executive Officer and Chairman of the Board of Directors

NOTICE OF THE 2022 ANNUAL MEETING
OF SHAREHOLDERS OF
ZK INTERNATIONAL GROUP CO., LTD.

TIME:	10 A.M., Beijing Time, on September 26, 2022 (10 P.M., Eastern Time, on September 25, 2022)

PLACE:	No. 167 Luodongbei Road, Longlian Building No. 3, 7th Floor, Wenzhou, Zhejiang Province, People’s Republic of China.

ITEMS OF BUSINESS:

(1)	The election of five directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2023 or until their successors are duly elected and qualified;

(2)	The ratification of the appointment of ZH CPA, LLC as the independent registered public accounting firm of ZK International Group Co., Ltd. (the “Company”) for the fiscal year ending September 30, 2022;

(3)	The transaction of any other business properly coming before the meeting.

WHO MAY VOTE:	You may vote if you were a shareholder of record on August 16, 2022.

ANNUAL REPORT:	A copy of our 2021 annual report on Form 20-F is available on the Company’s website at www.zkinternationalgroup.com under Investors and in print upon request.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about August 22, 2022.

By order of the Board of Directors,

/s/ Jiancong Huang
Jiancong Huang
Chief Executive Officer and Chairman of the Board of Directors

ABOUT THE 2022 ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)	The election of five directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2023 or until their successors are duly elected and qualified;

(2)	The ratification of the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2022;

(3)	The transaction of any other business properly coming before the meeting.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on August 16, 2022. Each ordinary share is entitled to one vote. As of August 16, 2022, we had 30,392,940 ordinary shares outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have two voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By mail, by completing, signing and returning the enclosed proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet or by mail.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the meeting, (2) voting again over the Internet prior to the time of the meeting, or (3) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1 and 2 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2022 is considered a routine matter for which brokerage firms may vote without specific instructions. However, election of directors is no longer considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s ordinary shares as of August 16, 2021.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting. You may also submit questions in advance via email to ir@cn-zk.cn. Such questions will also be addressed at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our meeting, one-third of our outstanding ordinary shares as of August 16, 2021 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting. If a quorum is not present or represented, the Chairman of the meeting may, with the consent of the meeting, adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The nominees receiving the highest number of “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2022 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

PROPOSAL ONE

ELECTION OF DIRECTORS

(ITEM 1 ON THE PROXY CARD)

Our Board currently consists of five directors, each serving a one-year term. The existing directors are Mr. Jiancong Huang, Mr. Guolin Wang, Ms. Xuejie Lyu, Mr. Lie Cao and Ms. Linge Zhou. At the Annual Meeting, the shareholders will vote on the reelection of all of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Jiancong Huang

Chairman of the Board of Directors

Age — 59

Director since incorporation in 2015

Mr. Huang is one of the co-founders of our Company and has served as the Chief Executive Officer and Chairman of the Board since the beginning. Mr. Huang has extensive experience in manufacturing industry and held President position in two companies before Zhengkang was founded. He earned his EMBA from Renmin University of China and Engineering Professional Title, and was awarded as Top10 Wenzhou Entrepreneurship and appointed to be the Vice Director of China Construction and Building Standard and Safety Committee. He is also members of National Pipe Standard Committee and National Building Water Supply and Waste Standard Committee. Mr. Huang is an experienced corporate strategist and visionary with decades of experience on corporate management and innovation. He has a systematic ideology on the future of stainless steel pipe in the water and gas supply area. We believe his influence and expertise in the industry will greatly contribute to the growth of company and industry.

Mr. Huang is nominated to serve another term as a director because, as one of our co-founders, he has significant experience in leading and advising our Company and has more than twenty years of experience in the stainless steel pipe industry.

Guolin Wang

Director

Age — 54

Director since incorporation in 2015

Mr. Wang is one of the co-founders of our Company. Prior to co-founding our subsidiary Wenzhou Zhengfeng in 1999, he was the head of research department in Wenzhou Shuangling Stainless Steel Co., Ltd. Mr. Wang has extensive experience in stainless steel industry and business administration, and is currently in charge of Company’s technical research, production, and exporting. Mr. Wang obtained an EMBA degree from Renmin University of China and is a member of National Building Water Supply and Drainage Committee, as well as that of Wenzhou Building Material Industry Association.

Mr. Wang is nominated to serve another term as a director because, as one of our co-founders, he has extensive business and management skills and experience in our industry and business.

 Xuejie Lyu

Independent Director

Age — 31

Director since 2021

Ms. Lyu has been an director of the Company since April 2021. Ms. Lyu has been the General Manager of Shanghai Liling, a consulting company based in Shanghai, since 2020, where she provides financial services to both private and public companies and assists companies going public to improve internal control and compliances to meet regulatory requirements. Prior to her current position, she worked as manager at Investment Banking Department of Shenwan Hongyuan Securites Co., Ltd. from 2016 to 2020 and senior auditor at Deloitte China from 2013 to 2016, where she focused on financial auditing, internal control assessment, and financial consulting. Ms. Lyu has extensive experience in both US GAAP and CAS reporting frameworks, Sarbanes-Oxley compliance, and regulatory compliances. Ms. Lyu was designated with CPA in China and she received her Master Degree in Accounting from University of International Business and Economics.

Ms. Lyu is nominated to serve another term as a director because of her expertise in US GAAP accounting, and the Board believes that Ms. Lyu qualifies as a “financial expert” as defined by the SEC rules.

Lie Cao

Independent Director

Age — 45

Director since 2017

Mr. Cao has been an director of the Company since May 2017. Mr. Cao currently is the Deputy Secretary General of National Water Supply & Sewerage Standard Committee, a regulatory body setting standard to water supply & sewerage industry, and Director of China Construction Metal Structure Association - Water Supply & Sewerage Division, a national trade association representing the technology and products of Chinese water supply & sewerage industry. Mr. Cao works closely with the government to oversee the water supply and sewerage industry, review and draft industrial technical standard, promote new materials and technology, organize anti-dumping and anti-trust investigation, and organize international communication conferences for the industry. His current and previous positions have provided him with a perspective and understanding on Chinese piping industry, and his management experience offered him a broad leadership and executive experience.

Mr. Cao is nominated to serve another term as a director because of his industry expertise.

Linge Zhou

Independent Director

Age — 44

Director since 2017

Ms. Zhou has been an director of the Company since May 2017. Ms. Zhou currently is the General Manager of Zhejiang Bestware, a marketing and consulting company based in Hong Kong since 2016, where she focuses on guiding clients to expand business to international markets, including America and European Union. Prior to her current position, she was the General Manager of 121 E-Commerce, a children’s fashion company, from 2013 to 2016 where she oversees the operations, branding, and supply chain of the company. Ms. Zhou possesses outstanding experience in marketing, business development and operations. We expect her joining to our board will improve our Company’s branding and marketing performance and introduce our products to more foreign markets.

Ms. Zhou is nominated to serve another term as a director because of her experience with business operation.

Board Diversity Matrix

This table below procides certain information regarding the diversity of our Board of Directors (the “Board”) as of the date of this proxy statement.

Board Diversity Matrix
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our annual report for the fiscal year ended September 30, 2021, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Jiancong Huang serves as the Chairman of the Board of Directors. In addition, he has served as our Chief Executive Officer since the beginning. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION

OF THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF ZH CPA, LLC
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2022. The Audit Committee of the Board of Directors has appointed ZH CPA, LLC to serve as the Company’s fiscal year 2022 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of ZH CPA, LLC be ratified by shareholders.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

ZH CPA, LLC (formerly ZH CPA LLP) was appointed by the Audit Committee and the Board of Directors of the Company to serve as its independent registered public accounting firm for fiscal years ended September 30, 2021, 2020 and 2019. Audit services provided by ZH CPA, LLC for fiscal years ended September 30, 2021, 2020 and 2019 included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

What services does ZH CPA, LLC provide?

Audit services provided by ZH CPA, LLC for the fiscal year ending September 30, 2022 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Will a representative of ZH CPA, LLC be present at the meeting?

A representative of ZH CPA, LLC is not expected to be present at the Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of ZH CPA, LLC is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF ZH CPA, LLC AS THE COMPANY’S FISCAL YEAR 2021 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The nominee listed in the Proxy Statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the expiration of their respective terms or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive a cash fee for serving as directors and may receive option grants from our Company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended. We have agreed to pay Lie Cao and Linge Zhou cash compensation of $12,000 per year and our audit committee chairman Xuejie Lyu cash compensation of $15,200 per year. The salaries are paid quarterly with payroll dates on February 10, May 10, August 10 and November 10 in each year.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by Nasdaq Listing Rule 5605(a)(2).

Who served on the Audit Committee of the Board of Directors during fiscal year 2021?

The members of the Audit Committee are and were, as of September 30, 2021, Xuejie Lyu, Linge Zhou, and Lie Cao. Each member of the Audit Committee is independent under the rules of the SEC and the Nasdaq Capital Market. The Board of Directors has determined that Ms. Lyu, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at www.zkinternationalgroup.com under Governance.

How does the Audit Committee conduct its meetings?

During fiscal year 2021, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman of the the Audit Committee. At its meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s interim and annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s interim and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

The Company’s Managment has the primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal year 2021?

The Audit Committee has:

•	reviewed and discussed the audited financial statements with the Company’s management; and

•	discussed with ZH CPA, LLC, the Company’s independent registered public accounting firm for the 2021 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from ZH CPA, LLC the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with ZH CPA, LLC about their independence. The Audit Committee has concluded that ZH CPA, LLC are independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal year 2021?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2021.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal year 2021?

The Audit Committee has reviewed and discussed the fees paid to ZH CPA during the fiscal year ended September 30, 2021 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with ZH CPA’s independence.

What is the Company’s policy regarding the retention of the Company’s auditors?

The charter of the Audit Committee has a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

What role does the Nomination Committee play in selecting nominees to the Board of Directors?

The purpose of the Nomination Committee shall be to review and make recommendations to the Board regarding matters concerning corporate governance; review the composition of and evaluate the performance of the Board; recommend persons for election to the Board and evaluate director compensation; review the composition of committees of the Board and recommend persons to be members of such committees; review and maintain compliance of committee membership with applicable regulatory requirements; and review conflicts of interest of members of the Board and corporate officers. The Nomination Committee’s charter is available on the Company’s website at www.zkinternationalgroup.com under Governance and in print upon request. The Nomination Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nomination Committee independent?

Yes. All members of the Nomination Committee have been determined to be independent by the Board of Directors.

How does the Nomination Committee identify and evaluate nominees for director?

The Nomination Committee considers candidates for nomination to the Board of Directors from a number of sources. The Nomination Committee conducts an annual evaluation of the Board of Directors, identifies, considers, and recommends candidates to fill new positions or vacancies on the Board, and reviews any candidates recommended by stockholders in accordance with the bylaws. The Nomination Committee also evaluates the performance of individual members of the Board eligible for re-election and recommending the director nominees by class for election to the Board by the stockholders at the annual meeting of stockholders.

What are the Nomination Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nomination Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of the Company at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, Zhejiang Province, People’s Republic of China:

•	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

•	the written consent of the candidate to serve as a director of the Company, if elected;

•	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

•	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nomination Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

•	A director must have a record of professional accomplishment in his or her chosen field; and

•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

If the candidate is to be evaluated by the Nomination Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What other considerations does the Nomination Committee consider?

The Nomination Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors

ZK International Group Co., Ltd.

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou City, Zhejiang Province

People’s Republic of China 325025

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at www.zkinternationalgroup.com and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its website.

How often did the Board and the Board committees meet in 2021?

Our Board held one meeting and acted fifteen times by unanimous written consent in lieu of a meeting during the fiscal year ended September 30, 2021. Our Board has an Audit Committee, a Compensation Committee, a Nomination Committee, a Governance Committee, and an Enterprise Risk Oversight Committee. The Audit Committee held one meeting and acted one time by unanimous written consent during the fiscal year ended September 30, 2021. The Compensation Committee did not hold meetings and acted one time by unanimous written consent in lieu of a meeting during the fiscal year ended September 30, 2021. The Nomination Committee did not hold meetings and acted one time by unanimous written consent in lieu of a meeting during the fiscal year ended September 30, 2021. The Governance Committee and the Enterprise Risk Oversight Committee did not hold a meeting or act by unanimous written consent during the fiscal year ended September 30, 2021. Each incumbent director attended all of the meetings of the Board of Directors and of the standing committees of which he or she was a member during the fiscal year ended September 30, 2021. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal year ended September 30, 2021, the Board of Directors had standing Audit, Nominating, Compensation, Governance, and Enterprise Risk Oversight Committees. The members of each of the Committees as of September 30, 2021, their principal functions, and the number of meetings held during the year ended September 30, 2021 are shown below.

Audit Committee

The members of the Audit Committee are:

Xuejie Lyu, Chairman

Linge Zhou

Lie Cao

The Audit Committee held one meeting and acted fifteen times by unanimous written consent in lieu of a meeting during the year ended September 30, 2021. The primary responsibility of the Audit Committee is to make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the Board the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters requiring Board attention. The Company believes that each of the members of the Audit Committee is “independent” and that Ms. Xuejie Lyu qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market listing standards. The Audit Committee’s charter is available on the Company’s website at www.zkinternationalgroup.com under Governance and in print upon request. In carrying out its responsibility, the Audit Committee’s responsibilities include:

1.	Reviewing with management and the independent auditor on a continuing basis the adequacy of the Corporation's system of internal controls (including any significant deficiencies and significant changes in internal controls reported to the Audit Committee by the independent auditor or management), accounting practices, and disclosure controls and procedures (and management reports thereon) of the Corporation and its subsidiaries.

2.	Reviewing the independent auditor’s proposed audit scope and approach.

3.	Conducting a post-audit review of the financial statements and audit findings, including any significant suggestions for improvement provided to management by the independent auditor.

4.	Reviewing the performance of the independent auditor.

5.	Recommending the appointment of independent auditor to the Board, setting the independent auditor’s compensation and pre-approving all audit services provided by the independent auditor.

6.	Pre-approving all audit and permitted non-audit and tax services to be performed by the independent auditor and establishing policies and procedures for the engagement of the independent auditor to provide permitted non-audit services.

7.	Reviewing with management and the independent auditor the annual and quarterly financial statements of the Corporation including (a) the Corporation’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; (b) any material changes in accounting principles or practices used in preparing the financial statement prior to the filing of a report on Form 10-K or Form 10- Q with the U.S. Securities and Exchange Commission (“SEC”); and (c) items required by Statement of Auditing Standards 61 and Statement of Auditing Standards 71 in the case of the quarterly statements.

8.	Reviewing before release the un-audited quarterly operating results in the Corporation's quarterly earnings release, financial information and earning guidance provided to analysts.

9.	Overseeing compliance with SEC requirements for disclosure of auditor’s services and Audit Committee members and activities;

10.	Reviewing management's monitoring of compliance with the Corporation's Standards of Business Conduct and with the Foreign Corrupt Practices Act;

11.	Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Corporation's financial statements;

12.	Providing oversight and review of the Corporation's asset management policies, including an annual review of the Corporation's investment policies and performance for cash and short-term investments;

13.	If necessary, instituting special investigations and, if appropriate hiring special counsel or experts to assist, for which the Corporation shall provide appropriate funding, as determined by the Committee, for payment of compensation to all advisors hired by the Committee.

14.	Reviewing related party transactions for potential conflicts of interest;

15.	Obtaining a report from the independent auditor at least annually regarding (a) the independent auditor’s internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by an inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with such issues, and (d) all relationships between the independent auditor and the Corporation;

16.	Establishing procedures for the confidential and anonymous receipt, retention and treatment of complaints regarding the Corporation’s accounting, internal controls, and auditing matters;

17.	Establishing policies for the hiring of employees and former employees of the independent auditor;

18.	Conducting an annual performance evaluation of the Audit Committee and annually evaluate the adequacy of its charter; and,

19.	Performing other oversight functions as requested by the full Board.

Compensation Committee

The members of the Compensation Committee were:

Xuejie Lyu, Chairman

Linge Zhou

Lie Cao

The Compensation Committee did not hold a meeting and acted one time by unanimous written consent in lieu of a meeting during the year ended September 30, 2021. The Compensation Committee’s charter is available on the Company’s website at www.zkinternationalgroup.com under Governance and in print upon request. The Compensation Committee’s responsibilities include:

1.	To review and approve annually the corporate goals and objectives applicable to the compensation of the chief executive officer ("CEO"), evaluate at least annually the CEO's performance in light of those goals and objectives, and determine and approve the CEO's compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Compensation Committee may consider the Corporation's performance and relative stockholder return, the value of similar incentive awards given to CEOs at comparable companies and the awards given to the company's CEO in past years.

2.	Reviewing and making recommendations to the Board regarding the compensation policy for executive officers and directors of the Corporation, and such other officers of the Corporation as directed by the Board.

3.	Reviewing and making recommendations to the Board regarding all forms of compensation (including all “plan” compensation, as such term is defined in Item 402(a)(7) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission, and all non-plan compensation) to be provided to the executive officers of the Corporation.

4.	Reviewing and making recommendations to the Board regarding general compensation goals and guidelines for the Corporation's employees and the criteria by which bonuses to the Corporation's employees are determined.

5.	Acting as Administrator any Stock Option Plan and administering, within the authority delegated by the Board, any Employee Stock Purchase Plan adopted by the Corporation. In its administration of the plans, the Compensation Committee may, pursuant to authority delegated by the Board, grant stock options or stock purchase rights to individuals eligible for such grants and amend such stock options or stock purchase rights. The Compensation Committee shall also make recommendations to the Board with respect to amendments to the plans and changes in the number of shares reserved for issuance hereunder.

6.	Reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by the Corporation for the provision of compensation to employees of, directors of and consultants to the Corporation.

7.	Preparing a report (to be included in the Corporation's proxy statement) which describes: (a) the criteria on which compensation paid to the Chief Executive Officer for the last completed fiscal year is based; (b) the relationship of such compensation to the Corporation's performance; and (c) the Compensation Committee's executive compensation policies applicable to executive officers.

8.	Authorizing the repurchase of shares from terminated employees pursuant to the applicable law.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Nomination Committee

The members of the Nomination Committee are:

Lie Cao, Chairman

Xuejie Lyu

Linge Zhou

The Nomination Committee did not hold a meeting and acted one time by unanimous written consent in lieu of a meeting during the fiscal year ended September 30, 2021. The Nomination Committee’s charter is available on the Company’s website at www.zkinternationalgroup.com under Governance and in print upon request. All members of the Nomination Committee are independent, as such term is defined by the Nasdaq Capital Market listing standards. The Nomination Committee’s responsibilities include:

1.	Reviewing the composition and size of the Board and determining the criteria for membership of the Board, including issues of character, judgment, independence, diversity, age, expertise, corporate experience, length of service, and other commitments outside the Corporation.

2.	Conducting an annual evaluation of the Board.

3.	Identifying, considering, and recommending candidates to fill new positions or vacancies on the Board, and reviewing any candidates recommended by stockholders in accordance with the bylaws. In performing these duties, the Committee shall have the authority to retain any search firm to be used to identify candidates for the Board and shall have sole authority to approve the search firm’s fees and other retention terms.

4.	Evaluating the performance of individual members of the Board eligible for re-election, and recommending the director nominees by class for election to the Board by the stockholders at the annual meeting of stockholders.

5.	Evaluating director compensation, consulting with outside consultants when appropriate, and making recommendations to the Board regarding director compensation.

6.	Reviewing and making recommendations to the Board with respect to a Director Option Plan and any proposed amendments thereto, subject to obtaining stockholder approval of any amendments as required by law or Nasdaq OMX or the NYSE Market LLC Company Guide Rules.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, ZK International Group Co., Ltd., c/o Zhejiang Zhengkang Industrial Co., Ltd., No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou City, Zhejiang Province, People’s Republic of China. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

Governance Committee

The members of the Governance Committee are:

Linge Zhou, Chairwoman

Lie Cao

Xuejie Lyu

The Governance Committee did not hold a meeting or act by unanimous written consent during the fiscal year ended September 30, 2021. The Governance Committee’s charter is available on the Company’s website at www.zkinternationalgroup.com under Governance and in print upon request. The three members of the Governance Committee are independent, as such term is defined by the Nasdaq Capital Market listing standards. The Governance Committee’s responsibilities include:

1.	Developing the Corporation’s approach to Board of Directors and corporate governance issues;

2.	Helping to maintain an effective working relationship between the Board and Management;

3.	Exercising, within the limits imposed by the by-laws of the Corporation, by applicable laws, and by the Board, the powers of the Board for the management and direction of the affairs of the Corporation during the intervals between meetings of the Board;

4.	Reviewing and making recommendations to the Board for the appointment of Senior Executives (defined below) of the Corporation and for considering their terms of employment;

5.	Reviewing succession planning, matters of compensation (including design of Remuneration (defined below) and benefit plans);

6.	Recommending awards under the Corporation’s long term and short term incentive plans;

7.	Assuming the role of administrator, whether by delegation or by statute, for the corporate-sponsored registered pension plans and the Supplementary Executive Retirement Plan (the “Plans”) of the Corporation and its wholly-owned subsidiaries and any future, additional or replacement plans relating to the Plans; and

8.	Subject to any power (a) conferred to the Committee under the Corporation’s by-laws or any applicable laws, rules or regulations (including those of any stock exchange), or (b) otherwise assigned to the Committee by resolution of the Board, the Committee shall have no decision-making authority other than as specifically contemplated in this Charter.

 Enterprise Risk Oversight Committee

The members of the Enterprise Risk Oversight Committee are:

Jiancong Huang, Chairman

Lie Cao

Xuejie Lyu

Linge Zhou

Guolin Wang

The Enterprise Risk Oversight Committee did not hold a meeting or act by unanimous written consent during the fiscal year ended September 30, 2021. The Enterprise Risk Oversight Committee’s responsibilities include:

1.	Overseeing the effectiveness of risk management policies, procedures and practices implemented by management of the Corporation with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Corporation;

2.	Reviewing executive management’s assessment of the company’s material risk exposures and the company’s actions to identify, monitor and mitigate such exposures;

3.	Review executive management’s implementation of systems and controls designed to promote compliance with applicable legal and regulatory requirements; and

4.	Report to the Board on an annual basis with respect to the committee’s review of the company’s material risks and measures in place to mitigate them, and at least annually in respect of the committee’s other activities.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the ages, positions, and business experience of our Chief Executive Officer and Chairman of the Board of Directors, Mr. Jiancong Huang, see the section “Proposal One: Election of Directors” elsewhere in this Proxy Statement.

Shaochai Yang

Chief Financial Officer

Age — 42

Ms. Yang has been the Chief Financial Officer of our Company since 2017. Ms. Yang has more than 10 years’ experience in accounting and financial management. Prior to joining the company, she worked as the CFO at Kaidishi Industrial from 2009 to 2016, a company focuses on developing and manufacturing electrical lock and biometric fingerprint scanner, where she oversaw the day-to-day operations of accounting department. She worked as CFO at Weiduli Valve from 2002 to 2009, a company manufacturing valve and piping products. Through years of career in accounting and management, she has acquired extensive experience in manufacturing industry from her past career in various medium to large enterprises. Ms. Yang received her bachelor’s degree in business administration from China Computer Science College with the major in accounting.

Di Chen

Secretary

Age — 32

Mr. Chen has been a Secretary of our company since 2017. Prior to joining our Company, Mr. Chen served as the Senior Associate at Pacific Seaboard Investment, a corporate advisory firm based in Canada that focuses on guiding clients through IPO, M&A and private placement investments, for two years. His position focuses on leading the team to conduct industry research, due diligence, financial consulting, and preparing regulatory reporting. From 2012 to 2014 he worked as the accounting manager in Azizmalco, a property management company in Canada, where he oversaw the accounting department of Azizmalco’s subsidiaries. He received his bachelor’s degree in commerce from Lakehead University with the major in Accounting. His past experience provided him with a solid understanding of IFRS accounting principles, corporate finance, SEC regulations, company valuation and presentation and investor relationship management.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S

NAMED EXECUTIVE OFFICERS

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our Company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our officers generally provide for employment for a specific term (typically approximately two years at a time) and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our Company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our Company by the employee, the employee may be required to indemnify us against loss.

Jiancong Huang

We entered into an indefinite employment agreement with Jiancong Huang on April 15, 2016. Pursuant to the agreement, Mr. Huang has accepted the position of Chief Executive Officer and we have agreed to pay Mr. Huang an annual salary of RMB 600,000 (approximately US$92,206).

Shaochai Yang

We entered into a five-year employment agreement with Shaochai Yang on February 4, 2020. Pursuant to the agreement, Ms. Yang has accepted the position of Chief Financial Officer and we have agreed to pay Ms. Yang an annual salary of RMB 234,000 (approximately US$35,960) with no annual bonus and/or allowance.

Di Chen

We entered into a two-year consulting agreement with Di Chen on February 1, 2022. Pursuant to the agreement, Mr. Chen has accepted the position of Secretary and we have agreed to pay Mr. Chen an annual salary of RMB 120,000 (approximately US$18,441) with no additional annual bonus and/or allowance.

SUMMARY COMPENSATION TABLE

The following table shows the annual compensation paid by us for the year ended September 30, 2021 to Jiancong Huang, our Chief Executive Officer, Shaochai Yang, our Chief Financial Officer, and Di Chen, our Secretary. No officer or other personnel had a salary during either of the previous two years of more than $100,000.

Name and principal position	Salary	Bonus(1)	Option Awards	All Other Compensation	Total
Jiancong Huang Principal Executive Officer	$92,206	-	-	-	$92,206
Shaochai Yang Principal Financial Officer	$35,960	-	-	-	$35,960
Di Chen Secretary	$18,441	-	-	-	$18,441

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

ZH CPA, LLC’s fees for the annual audit of our financial statements for the fiscal year ended September 30, 2021 were $180,000 in total, excluding travel and other out-of-pocket expenses.

Audit-Related Fees

The Company has not paid ZH CPA, LLC for audit-related services for the fiscal year ended September 30, 2021.

Tax Fees

The Company has not paid ZH CPA, LLC for tax services for the fiscal year ended September 30, 2021.

All Other Fees

The Company has not paid ZH CPA, LLC for any other services in fiscal year ended September 30, 2021.

Audit Committee Pre-Approval Policies

Before ZH CPA, LLC was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by ZH CPA, LLC have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for the fiscal year ended September 30, 2021 that were attributed to work performed by persons other than ZH CPA, LLC’s full-time permanent employees was nil.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of August 16, 2022 by:

•	Each person who is known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	Each of our current directors and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of ordinary shares beneficially owned are based on 30,392,940 ordinary shares issued and outstanding as of August 16, 2022. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of August 16, 2022 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, P.R. China 325020. As of August 16, 2022, we have 142 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership (1)	Percentage Ownership (2)
Directors and Named Executive Officers:
Jiancong Huang, Chief Executive Officer and Chairman (3) (4)	8,644,875	28.44%
Shaochai Yang, Chief Financial Officer	0	0%
Di Chen, Secretary	0	0%
Guolin Wang, Director (4)	1,800,000	5.92%
Xuejie Lyu, Director	0	0%
Lie Cao, Director	0	0%
Linge Zhou, Director	0	0%
All directors and executive officers as a group (7 persons)	8,644,875	28.44%

5% Beneficial Owners:
Mingjie Wang (4)	1,800,000	5.92%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 30,392,940 ordinary shares issued and outstanding as of August 16, 2022..

(3)	Mr. Huang individually holds 4,864,875 ordinary shares of the Company. He has been appointed as proxy for shares held by individuals noted in footnote (4).

(4)	Individuals who entered into an agreement to vote in concert in ZK International on May 13, 2015. There is another individual holding 180,000 ordinary shares as of January 28, 2022 who is also a party to the agreement. Pursuant to the agreement, which has a term of 20 years from its effective date of May 13, 2015, if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended September 30, 2021 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Annual Report to Shareholders

Copies of the Annual Report on Form 20-F for the fiscal year ended September 30, 2021 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, ZK International Group Co., Ltd., No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, Zhejiang Province, People’s Republic of China, by calling +86 (577)-86852999 or via the Internet at www.zkinternationalgroup.com.

Shareholder Proposals

To be considered for inclusion in next year’s Proxy Statement or considered at next year’s annual meeting but not included in the Proxy Statement, shareholder proposals must be submitted in writing no later than March 31, 2023. All written proposals should be submitted to: Secretary, ZK International Group Co. Ltd., No. 678 Dingxiang Road, Binhai Industrial Park, Economic & Technology Development Zone, Wenzhou, Zhejiang Province, People’s Republic of China.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement and the Annual Report are available at www.zkinternationalgroup.com under Investors .

ZK INTERNATIONAL GROUP CO., LTD.

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

PROXY

Solicited on Behalf of the Board of Directors for the 2022 Annual Meeting of Shareholders on September 26, 2022 (local time and September 25, 2022 Eastern Time)

The undersigned hereby appoints Jiancong Huang as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of ZK International Group Co., Ltd. which the undersigned is entitled to vote at the 2022 Annual Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted: (i) “FOR” the election of the director nominees named below in Item 1 and (ii) “FOR” Item 2, ratification of the appointment of our registered public accounting firm.

Item 1	TO ELECT FIVE DIRECTORS TO THE BOARD OF DIRECTORS, EACH TO SERVE A TERM EXPIRING AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR SUCCESSORS HAVE BEEN DULY ELECTED AND QUALIFIED

☐	FOR the election as a director of the five nominees listed below.

NOMINEES: Jiancong Huang, Lie Cao, Xuejie Lyu, Linge Zhou, Guolin Wang

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

☐	WITHHOLD AUTHORITY to vote for the following nominees: ____________________________________________

INSTRUCTION: To withhold authority to vote for individual nominees, write their names on the line above.

Item 2	RATIFICATION OF ZH CPA, LLC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2022

☐ For	☐ Against	☐ Abstain

In his or her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ______________, 2022

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the stockholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation

2901 N. Dallas Parkway, Suite 380

Plano, Texas 75093

Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You my sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.       Go to http://onlineproxyvote.com/ZKIN/ at any time 24 hours a day.

2.       Login using the control number located in the top left-hand corner of this proxy card.

3.       Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement, the form of Proxy Card and the Company’s Annual Report to Shareholders are available at http://onlineproxyvote.com/ZKIN/